John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law Group
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS 66211
Phone: 913.660.0778    Fax: 913.660.9157
john.lively@1940actlawgroup.com

June 21, 2013

Mr. Kieran Brown
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	World Funds Trust (the “Trust”) (File Nos. 811-22172 and 333-148723)

Dear Mr. Brown:

On February 27, 2013, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 48 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 49 under the Investment Company Act of 1940, as amended to the Trust’s registration statement (collectively, the “Amendment”). The Amendment was filed for the purpose of adding a new series portfolio to the Trust – the Virginia Equity Fund (the “Fund”).

On April 25, 2013, you provided comments to me relating to the Amendment. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

Comments:

Prospectus

Fund Summary – Fees and Expenses of the Fund

1.	Comment: Following the “other expenses” line item, please add a line item for “total annual fund operating expenses.”

Response: The Trust has revised the disclosure as you have requested.

Mr. Kieran Brown
U.S. Securities and Exchange Commission
June 21, 2013

2.	Comment: For Footnote 1, either add the 1.00% relating to the CDSC of $1 million or greater or remove the footnote altogether and disclose the CDSC elsewhere in the prospectus.

Response: The Trust has revised the disclosure as you have requested.

Fund Summary – Principal Investment Strategies

3.	Comment: In regards to the 80% test, please modify so that the “significant impact” portion modifies both the elements of the test (i.e., each of the headquarters and organization elements).

Response: The Trust has revised the disclosure as you have requested.

4.

Comment:    Prong #2 of the “significant impact” test states that a company may have a “significant impact” if “the company employees 500 people or more in its operations in Virginia or if Virginia is one of the top 3 states of employment for the company.” Conceivably, Virginia could be a top three state of employment of a company, but such company may have very few employees in Virginia. Please modify this aspect of Prong #2 of the “significant impact test.

Response: The Trust has revised the disclosure as you have requested.

5.

Comment:    The second paragraph in this section states that the Fund may invest in equity securities, such as common stocks, preferred stocks and convertible securities. Please confirm that if the “convertible securities” are included in the 80% basket that they are immediately convertible and “in-themoney.”

Response: The Adviser confirms that the “convertible securities” included in the 80% basket will be immediately convertible and “in-the-money.”

6.

Comment:    The second paragraph discusses various derivatives transactions the Fund may engage in. Please confirm that all of the derivatives that are to be utilized by the Fund as part of the principal investment strategies of the Fund are disclosed in this section.

Response: The Adviser confirms that the derivatives listed in the second paragraph are all of the derivatives the Fund anticipates investing in at this time.

7.

Comment:    The second paragraph discusses various derivatives transactions the Fund may engage in. Please confirm that if these derivatives are counted toward the Fund’s 80% test, they are counted based on their market value and not their notional value.

Response: The Adviser confirms that derivatives transactions in which the Fund engages in that are counted toward the 80% basket will be counted based on their market value.

8.

Comment:    The last paragraph in this section indicates that the Fund “may invest a significant portion of its assets in a limited number of industry sections, but will not concentrate in any particular industry.” If there are any particular sectors the Fund intends on investing in, please disclose those.

Mr. Kieran Brown
U.S. Securities and Exchange Commission
June 21, 2013

Response: At this time, the Adviser has no plans to invest the Fund’s assets in any particular industry.

Fund Summary – Principal Risks

9.	Comment: Please expand on the distinction between the risk of investing in small capitalization securities and the risk of investing in microcap securities.

Response: The Trust has revised the disclosure as you have requested.

10.

Comment:    In the discussion on the “Risks of Focus in Virginia Securities,” the disclosure indicates that the Fund may invest in growth stocks. Please add this to the investment strategies section in the prospectus.

Response: The Trust has revised the disclosure as you have requested.

11.	Comment: Please describe the specific risks associated with the types of derivatives in which the Fund may invest as part of its principal investment strategy.

Response: The Trust has revised the disclosure as you have requested.

Fund Summary – Investment Adviser and Sub-Adviser

12.	Comment: Please remove any references to “Sub-Adviser” as the Fund does not have a sub-adviser.

Response: The Trust has revised the disclosure as you have requested.

Management – The Investment Adviser

13.

Comment:    This section indicates that the Adviser was organized in 2006. Please disclose how long the Adviser has been providing investment advice and how many assets the Adviser has under management as of a recent date.

Response: The Trust has revised the disclosure as you have requested.

14.	Comment: Please state the Adviser’s fee as a percentage of net assets, including any break points.

Response: The Trust has revised the disclosure as you have requested.

Front-End Sales Charge

15.	Comment: Please add disclosure pursuant to Item 12(a)(5) of Form N-1A relating to availability of sales load information on Fund website.

Response: The Trust has revised the disclosure as you have requested.

Mr. Kieran Brown
U.S. Securities and Exchange Commission
June 21, 2013

16.	Comment: On the last page of the prospectus, please clarify whether MDFP is available in both the annual and semi-annual reports.

Response: The Trust has revised the disclosure as you have requested.

Statement of Additional Information

Description of Permitted Investments – Segregated and Other Special Accounts

17.

Comment:    The discussion on coverage for OTC options transactions indicates that “when the Fund sells these instruments it will only segregate an amount of assets equal to its accrued net obligations, as there is no requirement for payment or delivery of amounts in excess of the net amount.” The coverage requirement should relate to the notional amount of the option.

Response: The Trust has revised the disclosure as you have requested.

18.

Comment:    The discussion on coverage for the Fund selling a call option on an index at a time when the in-the-money amount exceeds the exercise price states that “the Fund will segregate, until the options expires or is closed out, cash or cash equivalents equal in value to such excess.” The coverage requirement should relate to the notional amount of the option.

Response: The Trust has revised the disclosure as you have requested.

Portfolio Managers

19.	Comment: Please add the information on other accounts managed by the portfolio manager.

Response: The Trust has revised the disclosure as you have requested.

Service Providers – Administrators
20.	Comment: Please clarify what “minimum amounts” means in the following “... and 0.07% on the average daily net assets of the Fund in excess of $100 million subject to minimum amounts.”

Response: The Trust has revised the disclosure as you have requested.

Control Persons and Principal Securities Holders

21.	Comment: In this section, please disclose the shares held by the Trust’s officers and Trustees.

Response: This information is currently disclosed under the header “Board of Trustees.” We have also added to the disclosure relating to “Control Persons and Principal Securities Holders.”

Mr. Kieran Brown
U.S. Securities and Exchange Commission
June 21, 2013

Plan of Distribution

22.

Comment:    Please disclose the principal types of activities for which Rule 12b-1 payments will be made. Additionally, pursuant to Item 19(g)(6) of Form N-1A, please list the anticipated benefits of the plan.

Response: The Trust has revised the disclosure as you have requested.

Proxy Voting

23.	Comment: Please disclose that the proxy voting record is available without charge. Please also note that the record is as of June 30th of each year.

Response: The Trust has revised the disclosure as you have requested.

Codes of Ethics

24.	Comment: Please state whether personnel subject to the code may purchase securities that are purchased or held by the Fund.

Response: The Trust has revised the disclosure as you have requested.

*             *            *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively